UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*
TIM PARTICIPAÇÕES S.A.
(Name of Issuer)
Preferred shares, without par value
(Title of Class of Securities)
88706P106
(CUSIP Number)
Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386
June 10, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable1
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power2
	8.	Shared Voting Power
	9.	Sole Dispositive Power 991,164,522
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,164,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Please see “Purpose of Transaction” below.
2 As described in “Purpose of Transaction” below, the Shares (as defined below) no longer have voting rights following payment of the dividend to the Preferred Shareholders (as defined below), in accordance with Brazilian law.

CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power4
	8.	Shared Voting Power
	9.	Sole Dispositive Power 991,164,522
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,164,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67%
14.	Type of Reporting Person (See Instructions) HC, CO

3 Please see “Purpose of Transaction” below.
4 As described in “Purpose of Transaction” below, the Shares (as defined below) no longer have voting rights following payment of the dividend to the Preferred Shareholders (as defined below), in accordance with Brazilian law.

CUSIP No. 88706P106
1.	Names of Reporting Persons. TIM Brasil Serviços e Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable5
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power6
	8.	Shared Voting Power
	9.	Sole Dispositive Power 991,164,522
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,164,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.67%
14.	Type of Reporting Person (See Instructions) HC, CO

5 Please see “Purpose of Transaction” below.
6 As described in “Purpose of Transaction” below, the Shares (as defined below) no longer have voting rights following payment of the dividend to the Preferred Shareholders (as defined below), in accordance with Brazilian law.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the preferred shares, no par value (the “Shares”), of TIM Participações S.A., a Brazilian corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Avenida das Américas, 3.434, bloco 1, 7° andar - Parte, Barra da Tijuca, CEP 22640-102 Rio de Janeiro, RJ, Brazil.

Item 2.  Identity and Background

The name of the person filing this statement is Telecom Italia S.p.A., an Italian corporation (“TI”).

The address of the principal office of TI is Piazza degli Affari 2, 20123 Milan, Italy. TI and its subsidiaries operate mainly in Europe, the Mediterranean Basin and South America. The TI group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment.

TI owns the Shares through Telecom Italia International N.V. (“TII”) and TIM Brasil Serviços e Participações  S.A. (“TIM BSP”). TII, a Netherlands corporation with registered office in  Strawinskylaan 1627, 1077 XX Amsterdam, The Netherlands is a wholly-owned subsidiary of TI. TIM BSP, a Brazilian corporation with registered office in Avenida das Américas, 3434, Bloco 1, 6º andar, Barra da Tijuca, CEP 22640-102, Rio de Janeiro, RJ, Brazil is a wholly-owned subsidiary of TII, with the exception of one share held by each of the current three Directors of TIM BSP pursuant to Brazilian law, and holds 991,164,522 Shares. Both TII and TIM BSP are purely holding companies.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable. Please see “Purpose of Transaction” below.

Item 4.  Purpose of Transaction

Following failure by the Issuer, for the third consecutive year, to pay holders of the Shares (the “Preferred Shareholders”) the non-cumulative prime dividends in the amount they were entitled to receive pursuant to the By-Laws of the Issuer (the “Minimum Dividend”) in relation to the 2009 fiscal year, the Preferred Shareholders were given voting rights in the Shares starting from the Annual and Extraordinary Shareholders’ Meeting of the Issuer on April 27, 2010. On April 11, 2011, the shareholders’ meeting of the Issuer approved the distribution of dividends to the Preferred Shareholders in excess of the Minimum Dividend (“2010 Dividend”) for the 2010 fiscal year. Pursuant to Brazilian law, the voting rights of the Preferred Shareholders automatically terminate as soon as the Minimum Dividend is paid to them. On June 10, 2011, the 2010 Dividend was paid to the Preferred Shareholders and consequently the Preferred Shareholders ceased to have voting rights in the Shares and obligations to make further filings under Schedule 13D have ended.

In addition to the Shares TI, through TII and TIM BSP, also owns 651,145,640 common shares of the Issuer (the “Common Shares”), which represent 77.15% of the voting stock of the Issuer. The Common Shares are only listed in Brazil. TI’s control of the Issuer, and the nature of such control, has been fully set out in the Issuer’s Annual Report on Form 20-F for many years.

TI is filing this statement only as a consequence of the distribution of the 2010 Dividend to the Preferred Shareholders, as described above, following which the Preferred Shareholders have ceased to have voting rights under Brazilian law. This statement is not filed in relation to any acquisition or disposition of the Shares by TI, TII or TIM BSP or any change in its control of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)      TI, for the purpose of Rule 13d-3 promulgated under the Exchange Act, indirectly owns 991,164,522 Shares, representing approximately 60.67% of the outstanding Shares. TI also indirectly holds 651,145,640 Common Shares of the Issuer.

Except as set forth in this Item 5(a), none of TI, TII or TIM BSP owns beneficially any Shares.

(b)      TI, through its wholly-owned subsidiaries TII and TIM TSB, has sole power to dispose of 991,164,522 Shares. As described in “Purpose of Transaction” above, the Shares ceased to have voting rights following payment of the 2010 Dividend on June 10, 2011.

(c)      Inapplicable.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2011
Date
/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

June 13, 2011
Date
/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

June 13, 2011
Date
/s/ Claudio Zezza
Signature

Claudio Zezza Chief Financial and Investors Relations Officer TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.